SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|      Form 20-F         |_|     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 27, 2004.


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ELBIT SYSTEMS LTD.
                                     (Registrant)


                                     By: /s/ Ilan Pacholder
                                         --------------------------------------
                                     Name:  Ilan Pacholder
                                     Title: Corporate Secretary

Dated:  December 27, 2004

                                  EXHIBIT INDEX


    Exhibit No.         Description
    -----------         -----------

    1.                  Press Release dated December 27, 2004.

                                    EXHIBIT 1

[LOGO OF ELBIT SYSTEMS, LTD.]

Elbit Systems to Purchase Koor's 32% Holdings in  Tadiran Communications


Koor to Purchase from Federmann Enterprises 10% of Elbit Systems' Shares


Haifa, Israel, December 27, 2004 Elbit Systems Ltd. (Nasdaq: ESLT), ("Elbit Systems") announced that it reached agreement early this morning with Koor Industries Ltd. (NYSE: KOR) ("Koor") to purchase all of Koor's approximately 32% holdings in Tadiran Communications Ltd. ("Tadiran") (TASE: TDCM). This purchase will be made in parallel to Koor's purchase of approximately 9.8% of Elbit Systems' shares from Federmann Enterprises Ltd. ("Federmann") based on agreements reached early this morning between Federmann and Koor. The transactions will be executed in two stages as described below.

In the first stage Elbit Systems will purchase from Koor approximately 13.8% of Tadiran's shares, and Koor will purchase from Federmann approximately 5.3% of Elbit Systems' shares. Elbit Systems already holds approximately 4.4% of Tadiran's shares acquired through prior purchases on the market, and therefore, following completion of the first stage will own approximately 18.2% of Tadiran's shares. Elbit Systems will be entitled to appoint the greater of 3 or 20% of Tadiran's board of directors, and Koor will be entitled to appoint one member of Elbit Systems' board of directors.

In the second stage Elbit Systems will purchase the balance of Koor's holdings in Tadiran. Koor will purchase an additional approximately 4.5% of Elbit Systems' shares from Federmann and will be entitled to appoint an additional member to Elbit Systems' board, including the board's Vice Chairman. The second stage is subject to Koor completing the sale to Tadiran of Koor's 70% holdings in Elisra Electronic Systems Ltd. ("Elisra") on agreed upon terms. Subject to those terms Elbit Systems agreed to support the purchase of the Elisra shares by Tadiran at Tadiran's general shareholders meeting. In the event that the sale of the Elisra shares to Tadiran is not made within the next 16 months, then Koor and Elbit Systems will have equal representation on Tadiran's board of directors, and an agreement regarding joint control of Tadiran will enter into effect between Elbit Systems and Koor.

Elbit Systems will purchase from Koor the 32% of the Tadiran shares at a price of $37 per share, resulting in a total purchase price of approximately $146 million. Koor will purchase from Federmann the 9.8% of the shares in Elbit Systems at a price of $24.70 per share, resulting in a total purchase price of approximately $99 million.

Shareholders agreements will apply to the holdings of Koor and Elbit Systems in Tadiran and the holdings of Federmann and Koor in Elbit Systems.

The transactions and each of their stages are subject to approval by the companies' boards of directors, a general meeting of Elbit Systems' shareholders and applicable regulatory authorities, including the Israel Antitrust Authority.

Joseph Ackerman, Elbit Systems President and CEO said, "This is a significant step in the consolidation of the Israeli defense industry, and I have no doubt that it will enhance our ability to compete in the global market. Tadiran Communications is an excellent company and both Tadiran and Elisra have advanced technology products that have proven operational success with many defense forces, including the IDF. Tadiran's business areas complement those of Elbit Systems and will represent a significant force multiplier. I hope this transaction will serve as an example for further privatizations and mergers in the Israeli defense industry."

************************************************************
About Elbit Systems


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


For more about Elbit Systems,  please visit our website at  www.elbitsystems.com

Contacts:

Company contact                                     IR Contacts
Ilan Pacholder, Corporate Secretary                 Ehud Helft/Kenny Green
   and VP Finance & Capital Markets
          Elbit Systems Ltd.                        GK International
Tel: 972-4  831-6632                                Tel: 1-866-704-6710
Fax: 972-4  831-6659                                Fax: 972-3-607-4711
pacholder@elbit.co.il                               ehud@gk-biz.com
                                                    kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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